UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NO.: 0-8084
CUSIP NO.: 207797101
(CHECK ONE):
☐ FORM 10-K ☐ FORM 20-F ☑ FORM 11-K ☐ FORM 10-Q
☐ FORM 10-D ☐ FORM N-SAR ☐ FORM N-CSR
FOR THE PERIOD ENDED: December 31, 2006
OR

☐ TRANSITION REPORT ON FORM 10-K
☐ TRANSITION REPORT ON FORM 20-F
☐ TRANSITION REPORT ON FORM 11-K
☐ TRANSITION REPORT ON FORM 10-Q
☐ TRANSITION REPORT ON FORM N-SAR
FOR THE TRANSITION PERIOD ENDED:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Connecticut Water Service, Inc. (on behalf of the Savings Plan of The Connecticut Water Company, its wholly-owned subsidiary).

Address of Principal Executive Offices:	93 West Main Street, Clinton, Connecticut 06413
PART II — RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑ (A)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (B)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (C)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Connecticut Water Service, Inc. is unable, without unreasonable effort or expense, to file the annual report on Form 11-K for the Savings Plan of The Connecticut Water Company, by June 29, 2007 because the financial statements of the Savings Plan for the fiscal year ended December 31, 2006 have not yet been completed due to the implementation of new disclosure standards under FASB Staff Position (FSP) AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” and the impact of such new standards on the Savings Plan’s financial statements.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:
David C. Benoit, Vice President – Finance and Chief Financial Officer of the Company. His telephone number is: (860) 669-8630 (extension 3030)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Connecticut Water Service, Inc.
(Name of Registrant as Specified in Its Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CONNECTICUT WATER SERVICE, INC.

	By:	/s/ David C. Benoit

Name: David C. Benoit
Title: Vice President – Finance and Chief Financial Officer

Date: June 29, 2007